September 26, 2024

Brian Hullinger
President and Chief Executive Officer
PSYCHEMEDICS CORP
5220 Spring Valley Road
Dallas, Texas 75254

       Re: PSYCHEMEDICS CORP
           Schedule 13E-3 filed September 3, 2024
           File No. 005-39145
           Preliminary Proxy Statement on Schedule 14A filed September 3, 2024 File No. 001-13738
Dear Brian Hullinger:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your preliminary proxy statement, unless otherwise indicated.

Preliminary Proxy Statement and Schedule 13E-3 filed September 3, 2024
General

1.     In your response letter, please explain why neither Mr. Kamin nor any of the
       entities affiliated with Mr. Kamin are affiliates of the Company engaged directly or indirectly in the Rule 13e-3 transaction and should not be listed as signatories to the
       Schedule 13E-3 signature page and included as filing persons. For guidance, refer to
       Questions 101.02, 201.01, 201.05, and 201.06 of the Division of
Corporation Finance   s
       Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act
       Rule 13e-3 and Schedule 13E-3. Alternatively, please revise and provide all of the information required by Schedule 13E-3 as to each of Mr. Kamin and the entities affiliated with Mr. Kamin individually to the extent not already provided. We may
 September 26, 2024
Page 2

       have further comment.

       Furthermore, we note disclosure on page 5 and elsewhere throughout the preliminary proxy statement referring to "certain entities affiliated with Mr. Kamin" as
       well as references to "Mr. Kamin and entities affiliated with him." Please revise to clarify which entities are covered by these terms, such that all entities affiliated with Mr. Kamin that are filing persons are providing the disclosure required by
Schedule 13E-3.
2.     The information required by Items 7, 8 and 9 of Schedule 13E-3 must
appear in a    Special
       Factors    section prominently disclosed in the front of the proxy
statement, following a
       summary term sheet. See Rule 13e-3(e)(1)(ii), Item 1 of Schedule 13E-3, and Item 1001
       of Regulation M-A. Item 1001 of Regulation M-A requires the summary term sheet to briefly describe in bullet point format the most material terms of the proposed transaction.
       Please revise your preliminary proxy statement accordingly.
3. Please correct the cross references in the Schedule 13E-3 to a section of the proxy
       statement titled    Financial Information,    which section is not in
the preliminary proxy
       statement.
4. Where an issuer elects to incorporate by reference the information required by Item
       1010(a) of Regulation M-A, all of the summarized financial information required by Item
       1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available
Telephone
       Interpretations" for guidance on complying with a similar instruction in the context of a tender offer. Please revise the proxy statement to include the information required by Item
       1010(c) of Regulation M-A. While we note that you have provided the book value per share of your common stock as of June 30, 2024 on pages 51 and 53 of the preliminary proxy statement, please revise the proxy statement to include the remaining
       information required by Item 1010(c) of Regulation M-A.
5. Please attach a preliminary form of proxy to the preliminary proxy statement.
6. Please advise as to why two different figures are disclosed regarding stockholders of record (i.e., 142 holders of record as of August 27, 2024, disclosed on page 33, and 214 holders of record as of July 12, 2024, disclosed on pages 50 and 90), what you believe accounts for such a significant change in the number, and whether such change has had an impact on your analysis as to how to implement the stock split.
Terms of the Transaction, page 26

7. We note the reference on page 29 to "the small effect of the proposed transaction on the relative voting power of Continuing Stockholders" and the various references throughout the document to the stakes of directors and executive officers decreasing by a "nominal amount." Please reconcile such statements with the fact that it appears that Mr. Kamin's shareholding stake will roughly triple as a result of the proposed transaction (from the
       11.4% mark disclosed on page 21 to the 34.5% mark disclosed on page 62), and the stakes of other Continuing Stockholders will presumably be diluted accordingly. Please also disclose more prominently the 34.5% figure.
8. On page 40, we note the following disclosure: "Our total Transaction-related expenses
 September 26, 2024
Page 3

       could be larger or smaller depending on, among other things, the number of fractional shares that will be outstanding after the Stock Split as a result of purchases, sales and other transfers of our shares of common stock by our stockholders, or an increase in the costs and expenses of the Transaction." Please add to the foregoing list of factors a specific reference to a potential deviation from the assumed 1-for-5,000 Reverse Split ratio. Please do the same on page 51.
Purpose of and Reasons for the Transaction, page 41

9. Please reconcile the specific annual cost savings figure of $844,788 disclosed on page 42 with the various references throughout the document to "approximately $900,000."
Background of the Transaction, page 43

10. Refer to the following disclosure throughout this section indicating that:

           as of December 2023, Mr. Kamin had expressed an interest to finance
a potential    going
       dark    transaction through an equity financing of the Company;
           during May 2024, Mr. Kamin delivered to the Transaction Committee multiple term sheets outlining the terms of a potential financing of the Company to
fund the Company   s
       proposed    going dark    transaction and entered into discussions with
the Transaction
       Committee regarding the terms of such potential transaction, including agreeing on a purchase price per share;
           during June 2024, Mr. Kamin continued to discuss the terms of the potential transaction with the Transaction Committee and members thereof, including communicating to the
       Transaction Committee a revised proposal for such transaction; and
           as of July 2024, Mr. Kamin had accepted a revised proposal from the Transaction
       Committee.

       Please tell us why Mr. Kamin did not file an amendment to his Schedule 13D until
       August 13, 2024, the day after the Stock Purchase Agreement was executed.
11. On page 47, please explain why, despite the less positive outlook reflected in the May
       Revised Preliminary Forecast, Mirus's preliminary valuation figures actually increased from a $2.29 to $2.94 per share range (discounted cash flow analysis) and a $2.95 to
       $3.82 per share range (leveraged buyout analysis) to a $2.47 to $3.12 per share range
       (discounted cash flow analysis) and a $2.96 to $3.88 per share range (leveraged buyout analysis).
12. On page 48, please disclose additional detail regarding the negotiation of the Stock
       Purchase Agreement.
Fairness of the Transaction, page 55

13. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d)
       and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of
       Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise this section to include the factors described in paragraphs (c), (d)
       and (e) of Item 1014, as well as clauses (i) through (vii) of Instruction 2 to Item 1014 or
 September 26, 2024
Page 4

       explain why such factors were not deemed material or relevant to the fairness determination of the Board. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards. To the extent that Board intends to rely on the Transaction
       Committee   s analyses as opposed to providing its own analysis that
satisfies the
       disclosure described in Item 1014(b) of Regulation M-A, the Board must expressly adopt such discussion. See Question and Answer No. 20 in Exchange Act Release 17719. In
       such case, the Transaction Committee   s analyses must full address each
of the above
       factors. Currently, the Transaction Committee   s analyses does not
appear to address
       clauses (i) or (iv) of Instruction 2 to Item 1014 or the factors described in paragraphs (c),
       (d) or (e) of Item 1014.

       Furthermore, we note that it appears the Transaction Committee did not engage independent legal counsel. If that is the case, please advise how the Transaction Committee and Board considered the lack of independent legal counsel in
       their procedural fairness determination, particularly in light of the fact that the
       Transaction is not subject to approval by a majority of unaffiliated stockholders.
Fairness Opinion of Financial Advisor, page 59

14. Please include a subsection that summarizes the presentations that are attached to the
       Schedule 13E-3 as Exhibits (c)(iii) and (c)(iv).
15. Please expand the disclosure in the last paragraph of this section to address any relationship between Mirus and Mr. Kamin or entities affiliated with him. Refer to Item
       1015(b)(4)(ii) of Regulation M-A.
Financial Forecast Information, page 68

16. We note your statement in this section that "the June Forecast reflects numerous estimates
       and assumptions of the Company   s management with respect to operating
expense, capital
       expenditures, industry performance, general business, economic, regulatory, market and
       financial conditions and matters specific to the Company   s
business..." Please disclose
       these assumptions and quantify them where practical.
17. In addition to the June Forecast, please disclose the Initial Preliminary Forecast and the
       May Revised Preliminary Forecast.
Proposal 5, page 84

18. We note the following disclosure on page 84: "The Board expects that the Forward Stock
       Split ratio set by the Board will be the inverse of the Reverse Stock Split ratio set by the
       Board." With a view toward revised disclosure, please explain under what circumstances the former ratio would not simply be the inverse of the latter ratio, and the impact on relative shareholdings that might result. Alternatively, please clarify both here and under
       Proposal 4 above that the Forward Stock Split ratio will be a mirror image of the Reverse
       Stock Split ratio.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 26, 2024
Page 5

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Mergers &
Acquisitions